KC Low Volatility PutWrite-CallWrite Q Fund
Kestenbaum Capital, LLC
12/18/2023
Exhibits
I. Legal Opinion

The Fund will provide an opinion and consent of counsel regarding the legality of the securities being registered. The opinion will state whether the securities, when sold, be legally issued, fully paid, and nonassessable.